SCIVAC THERAPEUTICS INC. ANNOUNCES

VOTING RESULTS FROM SPECIAL MEETING

VANCOUVER, British Columbia - January 29, 2016 - SciVac Therapeutics Inc. (“SciVac” or the “Company”) (TSX: VAC) (OTCQX:SVACF) is pleased to announce that SciVac received shareholder approval at its special meeting of shareholders (the “Meeting”) held today in Vancouver, BC, Canada in connection with the previously-announced merger (the “Merger”) whereby, subject to the satisfaction of certain conditions, SciVac will issue up to 650,000,000 common shares of the Company (the “SciVac Shares”) as is necessary to allow SciVac to acquire 100% ownership of VBI Vaccines Inc. (“VBI”), including SciVac Shares issuable upon the exercise or conversion of VBI options and VBI warrants, as applicable (the “Share Issuance”).

A total of 414,127,092 of the 756,599,439 SciVac Shares outstanding were voted at the Meeting, representing approximately 54.74% of the issued and outstanding SciVac Shares. SciVac received shareholder approval of the Share Issuance, with 99.81% of the SciVac Shares being voted in favour of the Share Issuance.

SciVac also received shareholder approval for the new equity incentive plan of the Company, with 99.68% of the SciVac Shares being voted in favour of the new equity incentive plan. Furthermore, SciVac received shareholder approval for the alteration of the notice of articles to change the name of the Company to “VBI Vaccines Inc.” upon completion of the Merger, with 99.74% of the SciVac Shares being voted in favour of the name change.

In addition to shareholder approval, the Merger is also subject to the receipt of certain regulatory and stock exchange approvals, and certain other closing conditions customary in transactions of this nature.

Important Information For Investors and Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between VBI and the Company. In connection with this proposed business combination, VBI and/or the Company have and will continue to file all relevant materials with the Securities Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities (“Canadian Securities Commissions”), including the Company registration statement on Form F-4 filed by the Company with the SEC on December 23, 2015, which includes a proxy statement of VBI and constitutes a prospectus of the Company (the “Proxy Statement/Prospectus”). INVESTORS AND SECURITY HOLDERS OF VBI AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AND THE CANADIAN SECURITIES COMMISSIONS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to stockholders of VBI. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by VBI and/or the Company through the website maintained by the SEC at www.sec.gov and, in the case of documents of the Company filed with the Canadian Securities Commissions, on the Company’s SEDAR profile on www.sedar.com. Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com or by phone at (617) 830-3031 x128. Copies of the documents filed with the SEC and the Canadian Securities Commissions by the Company will be available free of charge on the Company’s website at www.scivactherapeutics.com or by contacting the Company’s Investor Relations Department by email at jmartin@scivactherapeutics.com or by phone at (305) 575-4207.

Participants in Solicitation

VBI, the Company, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of VBI is set forth in the proxy statement for VBI’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015 and is available for review at www.sec.gov. Information about the directors and executive officers of the Company is set forth in its Management Information Circular, furnished as Exhibit 99.1 to SciVac’s Form 6-K, furnished to the SEC on September 2, 2015 and available for review at www.sec.gov, and available on the Company’s SEDAR profile on www.sedar.com.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC and with the Canadian Securities Commissions when they become available.

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft, which is a recombinant human deoxyribonuclease I, a repurposed biological therapeutic intended for the prevention and treatment of graft-versus-host disease (GVHD). The Company also offers contract development and manufacturing services to the life sciences and biotechnology markets.

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties, including statements regarding the ability of SciVac and VBI to consummate the transactions contemplated by the Merger, whereby, subject to the satisfaction of certain conditions, a wholly owned subsidiary of SciVac will merge with and into VBI, with VBI surviving as a wholly owned subsidiary of SciVac.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, general economic conditions and other factors detailed from time to time in the Company’s periodic disclosure. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the Company’s current expectations and it undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), the Frankfurt Stock Exchange nor the OTCQX accepts responsibility for the adequacy or accuracy of this news release.

For Further Information, Please Contact:

SciVac Therapeutics Inc.

Gad Feinstein Rd., P.O. Box 580, Rehovot, 7610303, Israel

Curtis Lockshin, Chief Executive Officer

Tel: +972-8-948-0625

Email: lockshin@scivactherapeutics.com

Website: www.scivactherapeutics.com